70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000
DAVID P. GLATZ
312.807.4295
dglatz@bellboyd.com
Direct Fax: 312.827.8065
BY EDGAR
September 11, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Calamos Global Dynamic Income Fund
Registration Statement on Form N-2
Dear Ladies and Gentlemen:
     On behalf of the Calamos Global Dynamic Income Fund (the “Fund”), we are hereby transmitting for electronic filing the Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, and each exhibit being filed therein.
     Before the registration statement becomes effective under the Securities Act, the Fund will file one or more amendments containing all remaining applicable exhibits.
     If we may cooperate with you in any way in the processing of this filing, please telephone the undersigned at 312-807-4295 or Cameron S. Avery at 312-807-4302 with any questions or comments concerning these materials.

Very truly yours,
/s/ David P. Glatz

David P. Glatz

Enclosure

Copies to	S. Darcy
C. Avery
chicago • san diego • washington